Exhibit 4.16

English Summary of Contract for the Transfer of State-owned Land Use Rights

Parties	Shanghai Zhangjiang Semiconductor Industry Park Co., Ltd. (“Shanghai Zhangjiang”)

Shanghai Zhanxiang Electronics Technology Co., Ltd. (“Shanghai Zhanxiang”)

Date:	December 1, 2009

Major terms:

•	Shanghai Zhangjiang transfers to Shanghai Zhanxiang the use rights of a piece of land the area of which is approximately 23,225.7 square meters (the “Land”).

•	The Land shall be used for industrial purposes.

•	The land use right is valid for 50 years starting from the registration date of the land use right certificate.

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Price: The aggregate purchase price of the Land is RMB46,451,400, RMB2,000 per square meter, (approximately $6,805,158.5 with $293.0 per square meter) (access to roads, water, drainage, telecommunication, electricity and gas included). The parties will pay their taxes respectively (the “Price”)

•	Payment schedule:

Shanghai Zhanxiang shall pay 10% of the Price within 15 business days from the effective date of this contract.

Shanghai Zhanxiang shall pay 40% of the Price by January 10, 2010.

Shanghai Zhanxiang shall pay the remaining 50% of the Price by January 20, 2010.

•	The Land shall be delivered to Shanghai Zhanxiang after Shanghai Zhanxiang pays 100% of the Price in full according to the above payment schedule.

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Within 30 days after the full payment of the Price, Shanghai Zhangjiang shall provide the necessary documents and assist Shanghai Zhanxiang to obtain the land use right certificate and relevant local authorities’ approvals.

•	Shanghai Zhanxiang shall start construction within 18 months after the delivery of the Land.

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The land use right shall not be exercised unless i) Shanghai Zhanxiang has paid in full the Price; and ii) the parties have finished the registration of the change of land use rights and Shanghai Zhanxiang has received the land use right certificate.

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Shanghai Zhanxiang and the entity established by Shanghai Zhanxiang for purposes of developing the Land (the “Affiliated Company”) have the right to dispose the land use rights of the Land, including transfer, lease, sale and mortgage.

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Shanghai Zhangjiang has a right of first refusal if Shanghai Zhanxiang sells the Land and buildings on the Land at a purchase price determined by an independent appraisal firm which is selected and approved by both parties. Shanghai Zhangjiang shall notify Shanghai Zhanxiang in writing whether it will exercise the right within 15 business days after the purchase price is determined. Otherwise Shanghai Zhangjiang will be deemed to have waived such right.

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Shanghai Zhangjiang agrees that the Affiliated Company can become the transferee under this contract, provided, the Affiliated Company pays the Price in accordance with the payment schedule provided above. Shanghai Zhanxiang is jointly liable for the payment and loss incurred by the Affiliated Company. Any transferees or assignees as a result of subsequent transfers of the land use rights shall become parties to this contract and assume all the rights and obligations under this contract.

•	The events constituting default of this contract, among other things, are as follows:

Material noncompliance with the infrastructure requirements as stipulated in this contract by either party;

Delinquent payments by Shanghai Zhanxiang;

The use, disposal or transfer of the Land by Shanghai Zhanxiang violates the applicable PRC laws, local regulations and terms of this contract;

Business activities conducted by Shanghai Zhanxiang on the Land do not meet the national pollution standard; and

Change of the land use purpose by Shanghai Zhanxiang.

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If Shanghai Zhanxiang has not started to use the Land for the purpose under this contract two years after it receives the land use right certificate, Shanghai Zhangjiang has the right to terminate this contract and report to the local government to repossess the land use rights in accordance with the PRC law, and Shanghai Zhangjiang shall refund the Price to Shanghai Zhanxiang.